October 28, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bradley Ecker

Re:      Casper Sleep Inc.

Registration Statement on Form S-3

Filed October 25, 2021

Registration No. 333-260487

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on November 1, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Casper Sleep Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Adam Gelardi of Latham & Watkins LLP, counsel to the Company, at (212) 906-1329, or in his absence, Brittany Ruiz at (212) 906-1669, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Casper Sleep Inc.

By:	/s/ Michael Monahan
Michael Monahan
Chief Financial Officer

cc:   Marc Jaffe, Latham & Watkins LLP

Ian Schuman, Latham & Watkins LLP

Adam Gelardi, Latham & Watkins LLP